UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010.
Commission File Number: 000-53684
CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F [X]                                                      Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): _____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No[x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Incorporation by Reference
This report on Form 6-K is filed for purposes of being incorporated by reference in the Registration Statement on Form S-8 (No. 333-160246) of CSR plc filed on June 26, 2009 and in subsequently filed Registration Statements on Form S-8 that purport to incorporate by reference Form 6-Ks filed prior to the filing of the Registrant’s next annual report on Form 20-F. This Form 6-K includes a Form S-8 conformed version of the Registrant’s Unaudited Results for the Third Quarter Ended October 1, 2010. This Form S-8 conformed version of results was prepared solely for purposes of updating the Registration Statements referred to above and does not supersede the results for such periods as reported by the Registrant and furnished on Form 6-K on October 28, 2010.

Information furnished on this form:
Form S-8 conformed version of the Registrant’s Unaudited Results for the Third Quarter Ended October 1, 2010.

Cautionary Note Regarding Forward Looking Statements
This release contains certain statements (including, statements concerning plans and objectives of management for future operations or performance, or assumptions related thereto) that are ‘forward looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995 in relation to the future financial and operating performance and outlook of CSR and the effects of the acquisition of APT Licensing Ltd (the ‘acquisition’), now a direct, wholly-owned subsidiary of CSR, as well as other future events and their potential effects on CSR. These forward-looking statements can be identified by words such as ‘believes’, ‘estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’, ‘plans’, ‘should’ and other similar expressions, including statements relating to: expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management.

All forward looking statements are based upon numerous assumptions regarding CSR’s business strategies and the environment in which CSR will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: the ability to realise the expected synergies from acquisitions in the amounts or in the timeframe anticipated, a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fables business model; declines in the average selling prices of CSR’s products; risks associated with existing or future litigation; costs associated with the development of new products in response to market demand; errors or failures in the hardware or software components of CSR’s products; cancellation of existing orders or the failure to secure new orders; risks associated with acquiring and protecting intellectual property; risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; increased expenses associated with new product introductions, masks, or process changes; yields that CSR’s subcontractors achieve with respect to CSR’s products; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past and future acquisitions; CSR’s ability to protect its intellectual property; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed in the Annual Report and Financial Statements for the 52 weeks ended 1 January 2010, including, without limitation, under the heading “Risk Factors.”

Each forward looking statement speaks only as of the date hereof. CSR does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.

EXHIBITS

Exhibit No.	Description
1.1	Form S-8 conformed version of the Registrant’s Unaudited Results for the Third Quarter Ended October 1, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: October 28, 2010	By: /s/ Brett Gladden Brett Gladden Company Secretary

Condensed consolidated income statement

	Q3 2010	Q2 2010	9 Months 2010	Q3 2009	9 Months 2009	2009
	$’000	$’000	$’000	$’000	$’000	$’000

Revenue	222,057	220,724	615,807	209,870	403,322	601,399
Cost of sales	(116,861)	(117,092)	(327,758)	(114,865)	(228,662)	(333,099)

Gross profit	105,196	103,632	288,049	95,005	174,660	268,300

Research and development	(46,193)	(55,190)	(148,146)	(50,320)	(122,564)	(169,713)

Selling, general and administrative	(29,850)	(30,698)	(88,063)	(34,131)	(89,035)	(114,501)

Operating profit (loss)	29,153	17,744	51,840	10,554	(36,939)	(15,914)
Investment income	222	263	642	538	1,737	1,915
Finance income (expense)	1,125	(221)	157	(389)	(933)	(243)

Profit (loss) before tax	30,500	17,786	52,639	10,703	(36,135)	(14,242)

Tax	(3,147)	(4,447)	(8,680)	(2,153)	4,401	2,933

Profit (loss) for the period	27,353	13,339	43,959	8,550	(31,734)	(11,309)

Earnings (loss) per share	$	$	$	$	$	$
Basic	0.15	0.07	0.25	0.05	(0.22)	(0.07)
Diluted	0.15	0.07	0.24	0.05	(0.22)	(0.07)

Weighted Average Number of Shares	179,638,339	179,394,867	179,036,574	176,980,880	146,120,607	153,927,671

Diluted Weighted Average Number of Shares*	182,522,892	182,907,676	182,964,349	182,410,823	149,684,182	157,448,170

*Share options are only treated as dilutive where the result after taxation is a profit.

Condensed consolidated statement of comprehensive income

	Q3 2010	Q2 2010	9 Months 2010	Q3 2009	9 Months 2009	2009
	$’000	$’000	$’000	$’000	$’000	$’000

Profit (loss) for the period	27,353	13,339	43,959	8,550	(31,734)	(11,309)
Other comprehensive income
Gain (loss) on cash flow hedges	5,706	(1,749)	(1,856)	3,650	29,303	34,228
Net tax on cash flow hedges in equity	(1,598)	490	520	(1,022)	(8,294)	(9,589)
Transferred to income statement in respect of cash flow hedges	509	1,147	447	(1,075)	(4,755)	(5,463)
Tax on items transferred from equity	(143)	(321)	(125)	301	1,331	1,530

Total comprehensive income (loss) for the period	31,827	12,906	42,945	10,404	(14,149)	9,397

Condensed consolidated balance sheet

	1 October 2010	2 July 2010	1 January 2010	2 October 2009
	$’000	$’000	$’000	$’000
Non-current assets
Goodwill	224,650	221,451	221,451	224,581
Other intangible assets	39,651	40,977	44,974	46,676
Property, plant and equipment	31,556	34,495	40,551	42,038
Investments	1,000	-	-	-
Deferred tax asset	4,134	5,946	4,341	6,938

	300,991	302,869	311,317	320,233

Current assets
Inventory	91,605	90,878	72,345	79,407
Derivative financial instruments	2,799	183	2,397	1,771
Trade and other receivables	112,871	112,655	99,347	105,028
Corporation tax debtor	5,777	13,086	5,433	1,726
Treasury deposits and investments	242,534	279,007	241,763	219,686
Cash and cash equivalents	214,952	150,093	170,601	176,074

	670,538	645,902	591,886	583,692

Total assets	971,529	948,771	903,203	903,925

Current liabilities
Trade and other payables	132,285	128,489	116,366	137,721
Current tax liabilities	7,492	3,462	1,332	2,588
Obligations under finance leases	318	301	326	322
Derivative financial instruments	788	4,564	230	4,529
Provisions	4,700	4,527	8,122	4,673
Contingent consideration	-	-	-	7,000

	145,583	141,343	126,376	156,833

Net current assets	524,955	504,559	465,510	426,859

Non-current liabilities
Contingent consideration	1,554	-	-	-
Long-term provisions	1,543	1,956	2,716	3,068
Obligations under finance leases	-	-	-	320

	3,097	1,956	2,716	3,388

Total liabilities	148,680	143,299	129,092	160,221

Net assets	822,849	805,472	774,111	743,704

Equity
Share capital	322	321	318	317
Share premium account	368,020	367,533	363,032	362,334
Capital redemption reserve	950	950	950	950
Merger reserve	61,574	61,574	61,574	61,574
Employee Benefit Trust Reserve	(39,966)	(40,224)	(40,224)	(40,224)
Treasury shares	(16,656)	-	-	-
Hedging reserve	2,096	(4,119)	3,505	(712)
Share based payment reserve	56,419	54,351	48,446	47,189
Tax reserve	43,218	45,403	33,433	29,624
Retained earnings	346,872	319,683	303,077	282,652

Total equity	822,849	805,472	774,111	743,704

No. of Shares outstanding	181,726,786	184,525,774	182,187,878	181,894,611

Condensed consolidated statement of changes in equity

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Treasury shares	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total

	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

At 1 January 2010	318	363,032	950	61,574	(40,224)	-	3,505	48,446	33,433	303,077	774,111
Profit for the period	-	-	-	-	-	-	-	-	-	43,959	43,959
Other comprehensive (loss) income for the period	-	-	-	-	-	-	(1,409)	-	395	-	(1,014)

Total comprehensive (loss) income for the period	-	-	-	-	-	-	(1,409)	-	395	43,959	42,945
Share issues	4	4,988	-	-	-		-	-	-	-	4,992
Shares issued from Employee Benefit Trust	-	-	-	-	258	-	-	-	-	(164)	94
Purchase of Treasury Shares	-	-	-	-	-	(16,656)	-	-	-	-	(16,656)
Credit to equity for equity-settled share-based payments	-	-	-	-	-	-	-	7,973	-	-	7,973
Current tax benefit taken directly to equity on share option gains	-	-	-	-	-	-	-	-	8,646	-	8,646
Deferred tax benefit on share option gains	-	-	-	-	-	-	-	-	744	-	744

At 1 October 2010	322	368,020	950	61,574	(39,966)	(16,656)	2,096	56,419	43,218	346,872	822,849

Condensed consolidated statement of changes in equity (continued)

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total

	S’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

At 2 January 2009	238	91,448	950	61,574	(40,224)	(25,260)	27,864	35,770	314,386	466,746
Loss for the period	-	-	-	-	-	-	-	-	(11,309)	(11,309)
Other comprehensive income (loss) for the period	-	-	-	-	-	28,765	-	(8,059)	-	20,706

Total comprehensive income (loss) for the period	-	-	-	-	-	28,765	-	(8,059)	(11,309)	9,397
Share issues	80	271,584	-	-	-	-	-	-	-	271,664
Credit to equity for equity-settled share-based payments	-	-	-	-	-	-	10,581	-	-	10,581
Credit to equity for equity-settled share based payments on acquisition	-	-	-	-	-	-	10,001	-	-	10,001
Current tax benefit taken directly to equity on share option gains	-	-	-	-	-	-	-	2,648	-	2,648
Deferred tax benefit on share option gains	-	-	-	-	-	-	-	3,074	-	3,074

At 1 January 2010	318	363,032	950	61,574	(40,224)	3,505	48,446	33,433	303,077	774,111

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total

	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

At 2 January 2009	238	91,448	950	61,574	(40,224)	(25,260)	27,864	35,770	314,386	466,746
Loss for the period	-	-	-	-	-	-	-	-	(31,734)	(31,734)
Other comprehensive (loss) income for the period	-	-	-	-	-	24,548	-	(6,963)	-	17,585

Total comprehensive income (loss) for the period	-	-	-	-	-	24,548	-	(6,963)	(31,734)	(14,149)
Share issues	79	270,886	-	-	-	-	-	-	-	270,965
Credit to equity for equity-settled share-based payments	-	-	-	-	-	-	9,324	-	-	9,324
Credit to equity for equity-settled share based payments on acquisition	-	-	-	-	-	-	10,001	-	-	10,001
Deferred tax benefit on share option gains	-	-	-	-	-	-	-	817	-	817

At 2 October 2009	317	362,334	950	61,574	(40,224)	(712)	47,189	29,624	282,652	743,704

Condensed consolidated cash flow statement

		Q3 2010	Q2 2010	9 Months 2010	Q3 2009	9 Months 2009	2009

	Note	$’000	$’000	$’000	$’000	$’000	$’000

Net cash from operating activities	1	46,313	24,428	68,028	2,678	29,310	50,233

Investing activities
Interest received		213	230	614	989	1,972	2,307
Purchase of treasury deposits, net of treasury deposits acquired with subsidiary		36,473	(10,011)	(771)	45,284	(93,716)	(115,793)
Purchases of property, plant and equipment		(810)	(2,433)	(4,835)	(1,473)	(4,828)	(7,528)
Purchases of intangible assets		(1,832)	(1,631)	(6,737)	(1,350)	(2,574)	(5,799)
Acquisition of subsidiaries		(1,902)	-	(1,902)	-	66,489	66,489
Purchase of investment		(1,000)	-	(1,000)	-	-	-

Net cash from (used in) investing activities		31,142	(13,845)	(14,631)	43,450	(32,657)	(60,324)

Financing activities
Repayments of obligations under finance leases		-	-	-	-	(897)	(1,282)
Repayment of borrowings		(2,041)	-	(2,041)	-	-	-
Proceeds on issue of shares		338	935	4,916	(1,236)	(559)	66
Proceeds on issue of shares from Employee Benefit trust		38	-	38	-	-	-
Purchase of treasury shares		(12,026)	-	(12,026)	-	-	-

Net cash (used in) from financing activities		(13,691)	935	(9,113)	(1,236)	(1,456)	(1,216)

Net increase (decrease) in cash and cash equivalents		63,764	11,518	44,284	44,892	(4,803)	(11,307)

Cash and cash equivalents at beginning of period		150,093	139,140	170,601	131,413	180,898	180,898

Effect of foreign exchange rate changes		1,095	(565)	67	(231)	(21)	1,010

Cash and cash equivalents at end of period		214,952	150,093	214,952	176,074	176,074	170,601

Notes

1.	Basis of preparation and accounting policies

The annual financial statements of CSR plc are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The financial information in this statement has been prepared under the same accounting policies as the statutory accounts for the 52 weeks ended 1 January 2010. This financial information should be read in conjunction with the Group’s consolidated balance sheet as of 1 January 2010 and the related consolidated Income Statement and Cash Flow Statements for the year ended 1 January 2010.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006. Statutory accounts for the 52 weeks ended 1 January 2010 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies.  The auditors’ report on the accounts for the 52 weeks ended 1 January 2010 was unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under s498(2) or (3) of Companies Act 2006 or equivalent preceding legislation.

Whilst the financial information included in this quarterly announcement has been prepared in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRSs) as adopted by the EU, this announcement does not contain itself sufficient information to comply with IFRSs.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q3 2010	13 weeks	3 July 2010 to 1 October 2010
Q2 2010	13 weeks	3 April 2010 to 2 July 2010
9 Months 2010	39 weeks	2 January 2010 to 1 October 2010
Q3 2009	13 weeks	4 July 2009 to 2 October 2009
9 Months 2009	39 weeks	3 January 2009 to 2 October 2009
2009	52 weeks	3 January 2009 to 1 January 2010

2.	Changes in share capital

In Q3 2010 231,684 new ordinary shares were issued for employee option exercises. Consideration was $488,000 at a premium of $487,000.  In addition, 37,772 ordinary shares were issued from the Employee Benefit Trust in Q3 2010 to satisfy employee option exercises.  This is the first quarter in which the shares held by the Employee Benefit Trust have been used to satisfy employee option exercises.

In the 9 months ended 1 October 2010, 2,456,676 ordinary shares were issued for employee option exercises. Consideration was $4,992,000 at a premium of $4,988,000.

During Q3 2010, CSR plc purchased 3,020,000 ordinary shares, all of which were held in treasury at 1 October 2010.

As at 1 October 2010 there were 181,726,786 shares in issue. This figure is after adjusting for 3,020,000 ordinary shares currently held by CSR plc in treasury.

1.   Reconciliation of net profit (loss) to net cash from operating activities

	Q3 2010	Q2 2010	9 Months 2010	Q3 2009	9 Months 2009	2009

	$’000	$’000	$’000	$’000	$’000	$’000

Net profit (loss)	27,353	13,339	43,959	8,550	(31,734)	(11,309)
Adjustments for:
Investment income	(222)	(263)	(642)	(538)	(1,737)	(1,915)
Finance (income) costs	(1,125)	221	(157)	389	933	243
Income tax expense (credit)	3,147	4,447	8,680	2,153	(4,401)	(2,933)
Change in fair value of investments	195	442	637	-	-	-
Amortisation of intangible assets	4,636	4,210	13,277	4,021	7,690	11,860
Depreciation of property, plant and equipment	4,492	4,916	14,505	4,784	13,787	18,383
Loss on disposal of property, plant and equipment and intangible fixed assets	102	124	242	-	487	503
Share option charges	2,068	2,829	7,990	2,888	9,324	10,581
(Decrease) increase in provisions	(240)	(623)	(1,605)	2,545	1,216	4,313

Operating cash flows before movements in working capital	40,406	29,642	86,886	24,792	(4,435)	29,726

(Increase) decrease in inventories	(727)	(5,713)	(19,260)	(11,646)	1,617	8,679
Decrease (increase) in receivables	170	(3,544)	(13,677)	(16,268)	(1,393)	3,642
(Decrease) increase in payables	(1,674)	4,084	6,474	6,063	33,038	8,233

Cash generated by operations	38,175	24,469	60,423	2,941	28,827	50,280

Foreign tax paid	(306)	(228)	(909)	(221)	(594)	(782)
UK Corporation tax received	8,691	-	8,691	-	-	-
Interest paid	(247)	(108)	(472)	(158)	(910)	(1,252)
R&D tax credit received	-	295	295	116	1,987	1,987

Net cash inflow from operating activities	46,313	24,428	68,028	2,678	29,310	50,233

2.   Acquisition of subsidiary – APT Licensing Limited

On 20 July 2010, CSR plc acquired 100% of the issued share capital of APT Licensing Limited (APT), a leading ultra-high quality codec developer, for a consideration of $3.9 million.  The acquisition will enhance CSR’s technical capability in audio codecs and strengthen the Group’s presence in mobile and wireless audio streaming.

The acquisition note is shown below:

Recognised amounts of identifiable assets acquired and liabilities assumed
$’000
Deferred tax asset recognised in relation to tax losses on acquisition	681
Financial assets	813
Property, plant and equipment	117
Intangible assets	1,819
Financial liabilities	(2,760)

670

Goodwill	3,200

Total consideration	3,870

Satisfied by:
Cash	2,330
Contingent consideration arrangement	1,540

Total consideration transferred	3,870

Net cash outflow arising on acquisition
Cash consideration	(2,330)
Cash and cash equivalents acquired	428

(1,902)

At 20 July 2010, APT had borrowings of $2.0 million which CSR repaid immediately on acquisition.